Ms. Kathleen Collins
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
United States of America

13 October 2006

Form 20-F, for the fiscal year ended 2 October 2005, Filed December 20, 2005
Form 6-K, filed August 11, 2006
File No. 1-14872
Response to the Securities and Exchange Commission letter dated September 15, 2006

Dear Ms. Collins:

We, Sappi Limited, a company incorporated under the laws of the Republic of South Africa (the “Company”), have set forth below the Company’s responses to the comments received from the Staff of the Securities and Exchange Commission (the “SEC”) in its letter dated 15 September 2006, with respect to the Company’s Form 20-F for the fiscal year ended 2 October 2005 and the Company’s Form 6-K, filed 11 August 2006. The numbered paragraphs set forth below correspond to the numbered paragraphs in the SEC Staff comment letter.

Comment No. 1

SEC Staff Comments

Form 20-F for the Fiscal Year ended October 2, 2005

Selected Financial Data, page 2

1.      We note your response to our prior comment no. 1 where you indicate that you believe the Company’s current disclosures in footnote (6) clearly addresses Questions 8 and 15 of the Frequently Asked Questions (FAQ) Regarding the Use of Non-GAAP Financial Measures. We continue to disagree with the Company’s response. The Company’s explanation that “We use EBITDA as an internal measure of performance and believe it is a useful and commonly used measure of financial performance in addition to operating profit and other profitability measures under SA GAAP or US GAAP” appears to be an overly broad explanation as to the manner in which management used the non-GAAP measure to conduct or evaluate its business (i.e. for budgeting purposes, compensation purposes, etc.) and the substantive reasons why management believes the non GAAP financial measure provides useful information to investors. It is also unclear why certain excluded items should not be considered in assessing your performance as some items appear to be recurring and integral to your performance. For example, it is unclear to us why amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue. In this regard, we believe the Company should enhance their disclosures to more adequately address the disclosure requirements of FAQ 8. Please provide your proposed revised disclosures in your next response.

Company’s Response to Comment 1

The Company’s response to the SEC Staff Comment no. 1 has four parts.

a.        “The Company’s explanation that “We use EBITDA as an internal measure of performance and believe it is a useful and commonly used measure of financial performance in addition to operating profit and other profitability measures under SA GAAP or US GAAP” appears to be an overly broad explanation as to the manner in which management used the non-GAAP measure to conduct or evaluate its business (i.e. for budgeting purposes, compensation purposes, etc.)…”

As disclosed, the Company’s management uses EBITDA as one measure to benchmark and compare performance, both between our own operations and as against other companies. Internally, EBITDA is used together with GAAP measures to compare relative performance of operations in planning, budgeting, and reviewing the performances of various business.

In order to address the SEC Staff concerns regarding the specificity of our disclosure, the Company respectfully proposes to enhance prospectively its EBITDA footnotes to add additional detail on how the company uses EBITDA internally as a measure of performance. Please refer to Annex A to this letter for the revised footnote wording.

b.        “…and the substantive reasons why management believes the non GAAP financial measure provides useful information to investors.

The substantive reason why management believes the EBITDA non-GAAP financial measure provides useful information to investors has been explained in footnote 6 on page 2 of our Form 20-F, namely “This financial measure is regularly used as a means of comparison of companies in our industry by removing certain differences between companies such as depreciation methods, financing structures and taxation regimes.” This is explained more fully in “c.” below. We believe that EBITDA is a measure frequently used by investors to compare results, on a similar basis, between companies in our industry. We use EBITDA for the same purpose. In order to address the SEC Staff concerns regarding the specificity of our disclosure, the Company respectfully proposes to enhance prospectively its EBITDA footnote to clarify that management believes EBITDA is useful for this reason. Please refer to Annex A of this letter for the revised footnote wording.

c.        “… It is also unclear why certain excluded items should not be considered in assessing your performance as some items appear to be recurring and integral to your performance. For example, it is unclear to us why amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue. …”

The Company provides the EBITDA non-GAAP measure in addition to all the required GAAP measures, and the Company’s disclosure regarding EBITDA makes clear that EBITDA does not replace any of the GAAP measures. In fact, the GAAP measures receive greater prominence than the EBITDA non-GAAP measure in our Form 20-F. On page 1 of our Form 20-F, both Operating Profit and Net Profit are stated in terms of South African GAAP and United States GAAP. Only on page 2 under the heading “Other Information” is EBITDA under both GAAP’s mentioned.

We acknowledge that all of the Interest, Taxation, Depreciation and Amortisation items excluded from EBITDA are important in assessing performance. However, as indicated in our EBITDA disclosure, we believe it is also useful to assess (and we believe investors consider it useful to be able to assess) performance using a measurement that removes potential differences across periods and across companies in the same industry relating to depreciation methods and historic asset costs, financing and capital structures, taxation regimes and positions and amortisation of intangibles such as goodwill.

The age and condition of the assets in one company is likely to be different from any other company. Two companies may produce the same product but have differing cost bases for their plant and equipment. Excluding Depreciation in the EBITDA measure strives to eliminate this potential variable in order to provide a useful additional basis for comparing the current performance of the underlying operations that produce the product and sell it.

Companies in various jurisdictions across the world and with various tax profiles can pay different income taxes on the same operating results. Excluding Taxation in the EBITDA measure strives to eliminate this potential variable in order to provide a useful additional basis for comparing the current performance of the underlying operations that produce the product and sell it.

Different companies are also subject to very different financing and capital structures. Debt levels and interest costs are a derivative of numerous variables such as the company’s debt ratings, how well they are able to negotiate their borrowings, the ready access to funds in various countries and how much share capital the shareholders have invested in the business over the years. Excluding Interest in the EBITDA measure strives to eliminate this potential variable in order to provide a useful additional basis for comparing the current performance of the underlying operations that produce the product and sell it.

Most of the Company’s amortisation relates to fellings of trees and reflects previously incurred costs of establishing plantations (timberlands). It is similar to depreciation in that fellings amortisation is the use of the plantations. In each reporting period the actual silviculture costs incurred are included in the income statement as expenses and continue to be reflected in EBITDA. It is only the fellings amortisation costs that are excluded from EBITDA. The cost structures in establishing plantations, and the growth time (number of years) of the trees, differ considerably from country to country and, as a result, from company to company. Excluding fellings amortisation in the EBITDA measure strives to eliminate this potential variable in order to provide a useful additional basis for comparing the current performance of the underlying operations that produce the product and sell it.

Goodwill varies from company to company depending on how the business grows and when operations were acquired during the business cycle. Some operations are built up organically and therefore have no goodwill attaching to them, whilst others are acquired and goodwill paid in acquiring the operation. Excluding goodwill amortisation in the EBITDA measure strives to eliminate this potential variable in order to provide a more useful additional basis for comparing the underlying operations that produce the product and sell it. In the Company’s context goodwill amortisation is relatively small in value.

d.     “… In this regard, we believe the Company should enhance their disclosures to more adequately address the disclosure requirements of FAQ 8. Please provide your proposed revised disclosures in your next response.”

The Company has reviewed its disclosures on EBITDA in the light of the Staff’s Comment No. 1 and proposes prospectively to amend its disclosures as set out in Annex A to this letter. The Company has also considered the SEC Staff's question regarding disclosure of the material limitations with the use of EBITDA as compared to net earnings and determined that additional discussion would not enhance its disclosure in any material respect. While the Company is aware of recent examples of EBITDA disclosure by other companies that go into greater detail stating the limitations of excluding interest, taxes, depreciation and amortization (e.g. stating that the exclusion of interest results in EBITDA not reflecting the cost of financing operations and that the exclusion of depreciation results in EBITDA not reflecting the eventual replacement cost of equipment) and acknowledges that discussion of the limitations of the use of a non-GAAP financial measure may be important disclosure in certain circumstances, the Company's management believes that, given the nature of the EBITDA adjustments, the Company's disclosure would not be enhanced in any material respect by inclusion of such explanations. The Company's disclosure makes clear that EBITDA is not a substitute for any GAAP measure.

Comment No. 2

SEC Staff Comments

2.        We note that the Company adjusted for “net finance costs” as the “interest” element of EBITDA. We further note from your disclosures on page F-3 that net finance costs include “net foreign exchange gains” and “net fair value (gain) loss of financial instruments”. Tell us how you determined that these two amounts qualify as “interest” expense. Alternatively, tell us how you considered referring to your non-GAAP disclosure as adjusted EBITDA with an explanation of the components of such amount.

Company’s Response to Comment 2

Set out below is how the Company determined that “net foreign exchange gains and losses” and “net fair value (gain) loss of financial instruments” qualify as interest.

•        Net foreign exchange gains and losses

Net foreign exchange gains and losses consists of:
o
The mark to market of foreign currency denominated financial assets and financial liabilities at period end from the foreign currency exchange rate to the local currency of the company at the period end closing exchange rate.

o
The settlements of foreign currency denominated financial assets and financial liabilities through the bank, the foreign exchange gain or loss being the difference between the carrying value of the foreign denominated financial asset or liability in local currency and the final settlement in local currency.

o	The mark to market of forward exchange contracts at period end from foreign currency into the local currency of the company.

These are all regarded as financing related expenses. The forward points in forward exchange contracts effectively equate to the interest rate differentials between currencies. As such the Company regards net foreign exchange gains and losses as being a component of interest and included in “interest” in the computation of Interest in the EBITDA calculation.

All non financial asset and financial liability transactions are booked at the spot exchange rate to the local currency at the date when the transaction occurred.

•        Net fair value (gain) loss on financial instruments
All financial instruments included here are:
o	Interest rate swaps, which swap the interest rates on our loans from either fixed interest rates to floating interest rates or visa versa.
o	Interest rate currency swaps, which swap the interest rates from one currency to another and at a different interest rate.

Details of these financial instruments are included in footnote 37 on pages F-63 to F-68 of our Form 20-F for the fiscal year ended October 2, 2005. These are all specific interest items and are included in “interest” in the computation of Interest in the EBITDA measure.

In addition to the above the Company has a commercial confirmation of its view that “net foreign exchange gains and losses” and “net fair value (gain) loss of financial instruments” qualify as interest. Our lending banks deem our net finance costs as “interest” for all the bank covenant calculations in respect of the debt of the group.

The Company believes it is most appropriate to continue to disclose to investors the formulation of EBITDA actually used by its management. The Company has carefully considered whether its formulation of EBITDA should be expressed as “Adjusted EBITDA” due to the exclusion of net finance costs. The Company continues to believe that “net finance costs” equates to interest and, accordingly, respectfully proposes to continue to use the term EBITDA.

Comment No. 3

SEC Staff Comments

Form 6-K Filed August 11, 2006

3.        We note your response to our previous comment no. 3 and in this regard, we ask that the Company address the Staff’s concerns in our comment no. 1 above as they relate to your Form 6-K disclosures as well.

Company’s Response to Comment 3

The Form 6-K disclosures relate to the Company’s quarterly results announcements. The Company undertakes to implement the proposed changes in EBITDA disclosure as stated in its response to the Staff’s comment no. 1 above in its quarterly results announcements (Form 6-K disclosures), as well as in all future reporting where EBITDA is disclosed.

While the Company recognizes that disclosure can always be improved and is proposing enhancements to its EBITDA disclosure in response to the Staff's helpful comments, the Company believes that its existing EBITDA disclosure complies in all material respects with existing requirements for disclosure of non-GAAP financial measures and is consistent with disclosures made by many other issuers. Moreover, the company believes that the additional disclosure being suggested by the Staff and proposed by the Company is not material to an understanding of the Company’s business or its disclosure of EBITDA. Accordingly, the Company respectfully requests the Staff to permit it to implement the proposed changes in its next Form 20-F and future Form 6-K and not require amendment of such disclosure in prior filings or submissions.

If you would like to discuss any of the Company’s responses to the comments, please contact the undersigned.

In addition to addressing the above SEC staff comments, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F and Form 6-K. We further acknowledge that, despite SEC Staff comments and the Company’s changes to disclosure in response to such comments, the SEC retains the right to take action on the filings, and the Staff comments may not be asserted as a defense in any proceeding initiated by the SEC or any person under the United States federal securities laws.

Yours faithfully,

/s/  Laurence Newman

Mr. Laurence Newman
Group Financial Controller
Sappi Limited

Direct telephone number + 27 11 407 8079, direct fax number + 27 11 403 8854

Copy to:

Kari Jin
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Mr. Eugene van As
Sappi Limited
48 Ameshoff Street
Braamfontein
Johannesburg
2001
Republic of South Africa

Mr. Mark Thompson
Sappi Limited
48 Ameshoff Street
Braamfontein
Johannesburg
2001
Republic of South Africa

Paul Michalski, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
United States of America

Mr. Michael Comber
Deloitte & Touche
Private Bag X6
Gallo Manor
2052
Republic of South Africa

Annex A

In connection with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled EBITDA to net profit rather than operating profit and recalculated EBITDA. As a result our definition has been amended to retain non-trading profit/loss and minority interest as part of EBITDA. EBITDA represents earnings before interest (net finance costs), taxation, depreciation and amortisation (including fellings). Net finance costs includes: gross interest paid; interest received; interest capitalised; net foreign exchange gains; and net fair value adjustments on interest rate financial instruments. See the Group income statement to our Group annual financial statements included elsewhere in this Annual Report for an explanation of the computation of net finance costs. We use EBITDA as an internal measure of performance to benchmark and compare performance, both between our own operations and as against other companies. EBITDA is a measure used by the group, together with measures of performance under SA GAAP and US GAAP, to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. ~~and~~ We believe EBITDA ~~it~~ is a useful and commonly used measure of financial performance in addition to net profit, operating profit and other profitability measures under SA GAAP or US GAAP ~~. EBITDA is not a measure of performance under SA GAAP or US GAAP. EBITDA should not be construed as an alternative to operating profit as an indicator of the company's operations in accordance with SA GAAP or US GAAP. EBITDA is also presented to assist our shareholders and the investment community in interpreting our financial results. This financial measure is regularly used as a means of comparison of companies in our industry by removing certain differences between~~ because it facilitates operating performance comparisons from period to period and company to company. By eliminating potential differences in results of operations between periods or companies caused by factors such as depreciation and amortization methods, historic cost and age of assets, financing and capital structures and taxation positions or regimes,~~. However, EBITDA is presented on a Group basis, and there are regulatory and contractual limitations on our businesses’ ability to transfer funds among each other. We may also incur tax costs with these transfers. As a result, EBITDA generated by one business may not be available to make payments on borrowings by another business.~~ we believe EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated. For these reasons, we believe EBITDA and similar measures are regularly used by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully. ~~See the Group income statement to our Group annual financial statements included elsewhere in this Annual Report for an explanation of the computation of net finance costs.~~ EBITDA is not a measure of performance under SA GAAP or US GAAP and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company's operations in accordance with SA GAAP or US GAAP.